

January 11, 2009

Mr. David C. Lawler
President
PostRock Energy Corporation
210 Park Avenue, Suite 2750
Oklahoma City, OK 73102

      Re: **PostRock Energy Corporation**
               Amendment No. 1 to Registration Statement on Form S-4
               Filed December 17, 2009
               File No. 333-162366

Dear Mr. Lawler:

We have reviewed your response letter and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Important Note About This Joint Proxy Statement/Prospectus, page vi

1.   We note that, in response to our prior comments to Quest Resource Corporation, changes were made to the financial statements and related footnotes for the year ended December 31, 2008 included in the S-4, but not in the periodic filings included as annexes to the registration statement. Please provide an explanation to investors disclosing that differences exist between the financial statements in the S-4 and the periodic filings.

Background of the Recombination, page 69

2.   We note your response to our prior comment 18 and the statement that the information available to the QMGP board "had not changed significantly" between the September 13, 2009 and September 23, 2009. Please explain or revise to clarify the company's use of "cash shortfall" in the September 13, 2009 disclosure, and "cash crisis" in the September 23, 2009 disclosure of this section

to define QRCP's situation even though the information available to the QMGP board had not changed significantly in that time period.

3.   We note your disclosure on page 88 that you made "Berenson available to Company A" in its effort to determine the value of your assets for a possible acquisition of the Quest entities. Please revise to clarify your reference to "Berenson" and its relationship with the company.

Valuation Analyses and Methodologies, page 101

4.   We note your response to our prior comment 32 and reissue the comment in part. Please discuss the method used in arriving at management's estimate of the value of QRCP's undeveloped acreage and natural gas gathering system, and of QELP's "other" assets.

The Merger Agreement, page 117

Conversion of QELP and Mergers of QEGP and QMGP, page 118

5.   We note your response to our prior comment 7 regarding the cancelation of the general partnership interests in QELP for no consideration. Please revise your disclosure in this section to discuss further the cancelation.

Exhibit 5.1

6.   Please provide confirmation that the reference to the General Corporation Law of the State of Delaware includes statutory provisions, all applicable provisions of the respective Constitutions, and reported judicial decisions interpreting those laws.

Engineering Comments

Risk Factors, page 27

As a result of their financial condition, QRCP and QELP have had to significantly reduce their capital expenditures, which will ultimately reduce cash flow and result in the loss of some leases., page 40

7.   Your response 42 to our November 2, 2009 comment letter stated "All that is required to maintain [undeveloped] leases in most cases is to drill the wells, not to complete or connect them, and the cost to drill a well in the Cherokee Basin is insignificant at less than $25,000 per well." However, on page 49, you state, "Unless QELP or PostRock establishes commercial production on the properties subject to these [undeveloped] leases during their term, these leases will expire." These positions seem inconsistent. Please amend your document to reconcile the differences.

Business of PostRock, page 177

Production Volumes, Sales Prices and Production Costs, page 183

8.   In responding to our prior comment 48, you disclosed that your hedged natural
        gas price for the nine months ending September 30, 2009 was $8.38/MCFG while
        your unhedged price for the same period was $3.31/MCFG. Please explain to us
        the details and figures you used in these calculations.

Closing Comments

        Please amend your registration statement in response to these comments. You
may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our
comments and provides any requested supplemental information. Detailed cover letters
greatly facilitate our review. Please understand that we may have additional comments
after reviewing your amendment and responses to our comments.

        You may contact Ron Winfrey, Petroleum Engineer, at (202) 551-3704 regarding
the engineering comments. Please contact Doug Brown at (202) 551-3265, or me at
(202) 551-3611 with any other questions.

                                                Sincerely,

                                                Anne Nguyen Parker
                                                Branch Chief

cc: Joshua Davidson
        (713) 229-1522